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03007336

February 26, 2003

RECD S.E.C.

FEB 2 8 2003

1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED

MAR 1 9 2003

THOMSON
FINANCIAL

European Aeronautic Defence and Space Company EADS N.V. ("EADS")
Information Pursuant to Rule 12g3-2(b)
File No. 82-34662

Dear Sir or Madam:

On behalf of EADS and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed four press releases, the first dated February 6, 2003, announcing the initiation of a Euro Medium-Term Note program; the second dated February 10, 2003, announcing EADS's 2002 revenues; the third dated February 11, 2003 announcing changes in top management and the fourth dated February 20, 2003, announcing the launch of a $1 billion Eurobond.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

dw 3/12

Sami L. Toutounji

Enclosures

cc: Mark Favero (w/enc.)
EADS

PADOCS01/227224.6

82-34662

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

EADS to initiate Euro Medium Term Note (EMTN) programme with Eurobond benchmark transaction

- **Proceeds to be used to refinance existing debt and lengthen EADS debt maturity profile**
- **EADS CFO Hans Peter Ring: "Goal is to raise EADS' visibility in global capital markets"**

Amsterdam, 6 February 2003

EADS (stock exchange symbol: EAD), the world's second largest aerospace and defence company, unveiled on Thursday its first EUR 3 billion Euro Medium Term Note (EMTN) programme.

At the same time, EADS announced the launching of an inaugural Eurobond benchmark transaction, under the EMTN programme, subject to market conditions. The objectives of this initial issue will be to refinance existing debt and lengthen the maturity profile of the company's debt, while benefiting from attractive interest rates.

Notes EADS Chief Financial Officer Hans Peter Ring: "This programme will further enhance EADS' visibility on the global capital markets. It offers a truly flexible framework in terms of market access: Issuance will be based on prevailing market conditions." The transaction will be launched following a Pan-European roadshow next week.

An EMTN programme is a contractual framework that allows a borrower to raise debt from capital markets through dealers in successive issues of notes governed by the same terms. Each issue, however, may bear a different maturity (in this case between one month and 30 years) and interest rate.

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

About EADS

EADS is a global aerospace and defence company, and is the world's second largest in terms of revenues, having achieved EUR 30.8 billion in 2001. EADS maintains a workforce of more than 100,000 and is a market leader in defence technologies, commercial aircraft, helicopters, space, military transport and combat aircraft, as well as related services. Its family of leading brands includes the commercial aircraft maker Airbus; Eurocopter, the world's largest helicopter manufacturer; Astrium, the space company and MBDA, the world's second largest missile company. EADS is also the biggest partner in the Eurofighter consortium and heads the A400M military transport aircraft programme. EADS has more than 70 facilities in France, Germany, Spain and the UK. It is active in markets around the world, including the U.S., Russia and Asia.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel +49 89 607 27961

EADS 2002 revenues of EUR 29.9 billion in line with forecast

- **All 2002 financial targets met or exceeded**
- **Order intake of EUR 31.0 billion above revenues, showing resilience to difficult market environment**
- **CEOs: "Totally committed to healthy margins"**

Amsterdam, 10 February 2003

EADS (stock exchange symbol: EAD) achieved its revenues target for 2002 thanks to successful management of challenging market conditions. The company recorded revenues of EUR 29.9 billion (2001: EUR 30.8 billion), in line with its forecast for 2002. At EUR 31.0 billion, order intake remained above revenues, indicating sustained demand for its commercial and defence products despite the currently difficult environment for commercial aircraft. EADS is the second largest global aerospace and defence company, managing leading brands like Airbus, Eurocopter, MBDA, Eurofighter and Astrium.

EADS confirmed that it has surpassed its 2002 EBIT target (Earnings before interest and taxes, pre goodwill amortisation and exceptionals) of EUR 1.4 billion by a slight margin. The main contributions came from the Airbus and Aeronautics Divisions. The Defence and Civil Systems Division achieved its turnaround and exceeded its break-even target. The Space Division recorded a substantial loss, as previously announced. The Military Transport Aircraft Division was impacted by an already reported one time charge.

EADS will release detailed financial statements on the day of its Annual Press Conference in Munich on March 10, 2003.

The EADS CEOs, Philippe Camus and Rainer Hertrich, said: "2002 was a difficult year, but EADS met or exceeded all its financial targets. Our figures are a persuasive proof of our successful efforts at EADS to ensure the resilience of most of our businesses. With further restructuring and cost cutting already under way, we are totally committed to sustaining healthy margins."

Net Cash at the end of 2002 is better than originally anticipated, at more than EUR 1 billion, thanks to the disciplined containment of customer financing exposure, to active cash management and to the lower value of US-Dollar denominated liabilities.

Continued market successes

EADS successfully managed to keep 2002 revenues almost on the level of 2001. The revenues of EUR 29.9 billion (-3 % from 2001) reflect, as anticipated, lower Airbus deliveries and the exchange rate effect of a weaker US-Dollar. At a constant Dollar/Euro exchange rate, revenues would have remained at the same level as 2001.

Revenues at Airbus, which delivered 303 aircraft in 2002 after 325 in the previous year, were positively impacted by a more favourable aircraft mix and price effect. The Aeronautics Division recorded a solid revenue increase of 5 %, mainly thanks to the success of Eurocopter. Revenues at the Space Division decreased by 9 % mainly due to the end of the Ariane 4 programme and the negative market impact in civil telecommunications satellites.

Order intake at EUR 31.0 billion remained above revenues, despite a soft market for commercial aircraft and the delay in the final order for the A400M military transport aircraft, now expected for Spring 2003. Airbus recorded net orders for 233 aircraft, compared to 274 net orders in 2001. The 2002 figure reflects order cancellations and includes the win of the Easyjet deal for 120 firm aircraft orders. The order intake amounted to EUR 19.7 billion, compared to EUR 50.3 billion in 2001, when contracts over 85 "big-ticket" A380 aircraft were signed. The Airbus order book was maintained above 1,500 aircraft. The Space Division strongly increased its order intake through the military launcher business and the Amazonas telecom satellite contract with Spain. Orders at the Defence and Civil Systems Division grew strongly thanks to the successes in missiles (Meteor and Taurus programmes) and Defence Electronics.

The EADS order book remained strong in 2002. Its decrease, however, is mainly attributable to the revaluation of the order book based on a weaker US-Dollar/Euro exchange rate of 1.05 at year-end, amounting to an adjustment of about EUR 14 billion. At nearly EUR 170 billion, the EADS order book still represents more than five years of revenues at the current level and remains unparalleled in the global aerospace and defence industry.

Headcount, at year-end, stood at 103,967 (2001: 102,967). The increase in 2002 is due to ramp-ups in new programmes, with about 3,000 new jobs for the A380 as well as headcount growth for the NH 90, Tiger and Eurofighter ramp-ups. These effects were partly compensated by adjustments to lower production rates at Airbus and reductions at other EADS Divisions and at Headquarters.

About EADS:

EADS is a global aerospace and defence company, and is the world's second largest in terms of revenues, having achieved EUR 29.9 billion in 2002. EADS maintains a workforce of more than 100,000 and is a market leader in defence technologies, commercial aircraft, helicopters, space, military transport and combat aircraft, as well as related services. Its family of leading brands includes the commercial aircraft maker Airbus; Eurocopter, the world's largest helicopter manufacturer; Astrium, the space company and MBDA, the world's second largest missile company. EADS is also the biggest partner in the Eurofighter consortium and heads the A400M military transport aircraft programme. EADS has more than 70 facilities in France, Germany, Spain and the UK. It is active in markets around the world, including the U.S., Russia and Asia.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

EADS – Figures for 2002

(Amounts in Euro)

EADS Group	2002	2001	Change
Revenues, in millions	**29,901**	30,798	-3%
Order Intake, in billion	**31.0**	60.2	-49%
Order Book, in billion	**168.3**	183.3	-8%
Employees	**103,967**	102,967	+1%

(Amounts in Euro)

Revenues in millions	2002	2001	Change
Airbus	**19,512**	20,549	-5%
Military Transport Aircraft	**524**	547	-4%
Aeronautics	**5,304**	5,065	+5%
Space	**2,216**	2,439	-9%
Defence and Civil Systems	**3,306**	3,345	-1%
Eliminations and Headquarters	**- 961**	-1,147	+16%
Total	**29,901**	30,798	-3%

(Amounts in Euro)

Order Intake in billion	2002	2001	Change

Airbus [1]	**19.7**	50.3	-61%
Military Transport Aircraft	**0.4**	1.0	-60%
Aeronautics	**5.1**	5.3	- 4%
Space	**2.1**	1.3	+62%
Defence and Civil Systems	**4.4**	3.1	+42%
Eliminations and Headquarters	**- 0.7**	- 0.8	+12%
Total	**31.0**	60.2	-49%

1) Order Intake and Order Book based on gross prices

(Amounts in Euro)

Order Book in billion	2002	2001	Change
Airbus [1]	**141.0**	156.1	-10%
Military Transport Aircraft	**0.6**	1.3	-54%
Aeronautics	**13.5**	13.7	-1%
Space	**3.9**	3.8	+3%
Defence and Civil Systems	**10.1**	9.1	+11%
Eliminations and Headquarters	**- 0.8**	- 0.7	-13%
Total	**168.3**	183.3	-8%

1) Order Intake and Order Book based on gross prices

Changes in EADS Top Management Positions

- **Pierre-Henri Ricaud becomes Head of Mergers and Acquisitions**
- **Laurence Dors appointed EADS General Secretary**
- **Christian Pechmann becomes Head of Controlling**

Amsterdam, 11 February 2003

The EADS Executive Committee has appointed Senior Executives in top management positions. This was announced by the company in Amsterdam on Tuesday.

With effect from 01 February 2003, the former EADS General Secretary, Pierre-Henri Ricaud (47), was appointed Head of Mergers & Acquisitions (M&A) within the EADS Headquarters. Ricaud is responsible for the negotiation of deals and partnerships, as well as corporate relations with industrial partners. Since September 2000, Ricaud had been responsible for the restructuring of the EADS Headquarters and the establishment of the internal organisation of the corporation. Ricaud had also coordinated the offices of the EADS Chief Executive Officers in his function as General Secretary of EADS. Previous to that, Ricaud had been Director of Strategy and Planning at the guided missile producer Matra BAe Dynamics. From 1999 onwards, he was closely involved within the Aerospatiale Matra management in preparation work for the merger of that company with CASA and Dasa to become EADS on 10 July 2000.

Since 01 February 2003, Laurence Dors (46) is the new EADS General Secretary. Prior to this Dors had been General Secretary of EADS International, the EADS marketing organisation. In this function she was responsible for the follow-up of major export deals and supervising the appropriate EADS International support to the Business Units as well as managing the EADS International organization. Previous to that, Dors had been General Secretary of the Lagardère Directorate for International Affairs and the Aerospatiale Matra Lagardère International organization. From 1994 to 1995 she had also been Advisor for Economic International Affairs to the former French Prime Minister Alain Juppé and the former Minister of Economy Edmond Alphandéry.

From 01 March 2003, Christian Pechmann (45), currently Head of Planning and Control at Airbus, will become Head of Controlling at EADS. In this function he will be the successor to Hans Peter Ring, who as Chief Financial Officer of EADS was promoted to the Executive Committee on 01 November 2002. Pechmann was Head of Planning and Control at Dasa Airbus between 1995 and 2000. In this function Pechmann was deeply involved in the restructuring of the company. He played also a major role in the launch aid settlement with the German federal government prior to the EADS/Airbus integration in 2001. Pechmann was promoted CFO of Airbus Deutschland in 2001. Following the establishment of the Airbus single corporate entity he was additionally responsible for the Airbus financial integration project.

About EADS:

EADS is a global aerospace and defence company and is the world's second largest in terms of revenues, having achieved € 29.9 billion in 2002. EADS maintains a workforce of more than 100,000 and is a market leader in defence technology, commercial aircraft, helicopters, space, military transport and combat aircraft, as well as related services. It's family of leading brands includes the commercial aircraft manufacturer Airbus, the world's largest helicopter manufacturer Eurocopter, the space company Astrium and MBDA, the world's second largest missile company. EADS is the biggest partner in the Eurofighter consortium and heads the A400M military transport aircraft programme. The company has over 70 sites in Germany, France, Great Britain and Spain. It is active in many regions worldwide, including the U.S., Russia and Asia.

Your points of contact:

Dr. Rainer Ohler
+49 89 607 34 235
Roland Sanguinetti
+33 1 42 24 24 26
Miguel Sanchez
+34 91 585 77 89

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

EADS Eurobond raises EUR 1 billion

EADS CFO Hans Peter Ring: "We are pleased about this successful placement with a broad European investor base"

Amsterdam, 20 February 2003

EADS (stock exchange symbol: EAD), the world's second largest aerospace and defence company, raised EUR 1 billion through its first Eurobond transaction. The seven-year Eurobond carries a coupon of 4.625 percent. The bond was substantially oversubscribed and launched on Thursday, 20 February.

The EADS Chief Financial Officer, Hans Peter Ring, said: "We are pleased about this successful placement. The transaction reached a broad European investor base, and its volume has been increased from an initially envisaged amount of EUR 750 million to EUR 1 billion. The oversubscription reflects the investors' confidence in the credit quality of EADS and in its long term stability."

The objectives of this initial issue are to refinance existing debt and lengthen the maturity profile of the company's debt, while benefiting from the currently attractive interest rates.

EADS senior long term debt is rated A by S&P and A3 by Moody's.

About EADS

EADS is a global aerospace and defence company, and is the world's second largest in terms of revenues, having achieved EUR 29.9 billion in 2002. EADS maintains a workforce of more than 100,000 and is a market leader in defence technologies, commercial aircraft, helicopters, space, military transport and combat aircraft, as well as related services. Its family of leading brands includes the commercial aircraft maker Airbus; Eurocopter, the world's largest helicopter manufacturer; Astrium, the space company and MBDA, the world's second largest missile company. EADS is also the biggest partner in the Eurofighter consortium and heads the A400M military

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

transport aircraft programme. EADS has more than 70 facilities in France, Germany, Spain and the UK. It is active in markets around the world, including the U.S., Russia and Asia.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel +49 89 607 27961